State National Companies, Inc.
1900 L. Don Dodson Drive
Bedford, Texas 76021

October 28, 2014

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             State National Companies, Inc.

Registration Statement on Form S-1

File No. 333-197441

Dear Mr. Riedler:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, State National Companies, Inc. (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern time, on October 30, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

State National Companies, Inc.

/s/ David Hale
David Hale
Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc:	Locke Lord LLP
J. Brett Pritchard